UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For May 2009

Commission File No. 000-53222

China Cablecom Holdings, Ltd.

1 Grand Gateway
1 Hongqian Road
Shanghai, 200030
People’s Republic of China
(86) 21 6207-9731

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☐
If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Triggering Events that Accelerate or Increase a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement

On May 11, 2009, China Cablecom Holdings, Ltd. (the “Company”) issued a press release announcing a status update regarding a previously announced notice of default received from one of the lenders to its subsidiary, China Cablecom Limited (the "Borrower"), relating to principle and interest obligations of approximately $2.2 million due on April 19, 2009.

Based on the fact upon the above due date, the Company sought tolling agreements from all of the holders of the promissory notes issued in connection with the $20.0 million bridge financing that preceded the Company's merger with Jaguar Acquisition Corporation that funds consisting of outstanding principal amount together with any unpaid and accrued interest (aggregating to approximately $11.0 million on the due date, including the approximate $2.2 million owed to the lender mentioned above), had been made available in a separate fund during the process of arranging for the conversion of Renminbi in China. While most lenders provided such tolling agreements, they were only effective until April 30, 2009 and as of May 11, 2009, the full amount of principal, interest and penalty provisions are now due and payable.

During the course of discussions with the holders of these promissory notes, on the other hand, such holders expressed to the Company a strong preference to have the Company restructure its debt obligations of its joint venture partners with the Hubei state-owned enterprise in order to better reflect the current economic environment and the anticipated cash flows of the Company's cable television business. Accordingly, as of the date hereof none of such lenders have commenced action against the Borrower, based in part on the expectation that a comprehensive debt restructuring package will be proposed for their approval in the coming weeks.

Exhibit Index

Exhibit No.	Description
99.1	Press Release dated May 11, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Cablecom Holdings, Ltd.

By:	/s/ Clive Ng
Name: Clive Ng
Title: Executive Chairman

Dated: May 12, 2009